Wefunder Revenue Share

Please note: Revenue projections are NOT to be taken as guaranteed. Investing in startups is ris example, see the Risks disclosed in the Form C). Investors should feel free to edit the revenue p

Please enter inputs in the orange cells	
Company name	**Californi Fruit Wine Corp.**
Total target loan amount	**$1,000,000**
Multiple for investors	**1.50**
% of revenues	**8%**
Early Bird terms?	**Yes**
Early Bird loan amount	**$100,000**
Early Bird multiple for investors	**1.50**
Year of disbursal	**2020**
Quarter of disbursal	**Q4**
Grace period quarters	1
Quarter repaid	Q4, 2027
Years to repay	7.25
Non Early Bird loan amount	$900,000
Non Early Bird repayment amount	$1,350,000
Early Bird loan amount	$100,000
Early Bird repayment amount	$150,000
Wefunder Fees loan amount	$0
Wefunder Fees repayment amount	$0
Total loan amount	$1,000,000
Total repayment amount	$1,500,000

Quarter	Year
Q4, 2020	2020
Q1, 2021	2021
Q2, 2021	2021
Q3, 2021	2021
Q4, 2021	2021
Q1, 2022	2022
Q2, 2022	2022
Q3, 2022	2022
Q4, 2022	2022
Q1, 2023	2023
Q2, 2023	2023
Q3, 2023	2023
Q4, 2023	2023
Q1, 2024	2024
Q2, 2024	2024
Q3, 2024	2024
Q4, 2024	2024
Q1, 2025	2025
Q2, 2025	2025
Q3, 2025	2025
Q4, 2025	2025
Q1, 2026	2026
Q2, 2026	2026
Q3, 2026	2026
Q4, 2026	2026
Q1, 2027	2027
Q2, 2027	2027
Q3, 2027	2027
Q4, 2027	2027

...ky. The company may not achieve these revenue numbers for a number of reasons (for ...rojections in column H to see how the repayment schedule would be affected.

Possible revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
$200,000	$0	$0	$1,500,000
$250,000	$20,000	$20,000	$1,480,000
$300,000	$24,000	$44,000	$1,456,000
$350,000	$28,000	$72,000	$1,428,000
$420,000	$33,600	$105,600	$1,394,400
$480,000	$38,400	$144,000	$1,356,000
$540,000	$43,200	$187,200	$1,312,800
$600,000	$48,000	$235,200	$1,264,800
$640,000	$51,200	$286,400	$1,213,600
$680,000	$54,400	$340,800	$1,159,200
$720,000	$57,600	$398,400	$1,101,600
$740,000	$59,200	$457,600	$1,042,400
$760,000	$60,800	$518,400	$981,600
$780,000	$62,400	$580,800	$919,200
$800,000	$64,000	$644,800	$855,200
$800,000	$64,000	$708,800	$791,200
$800,000	$64,000	$772,800	$727,200
$800,000	$64,000	$836,800	$663,200
$800,000	$64,000	$900,800	$599,200
$800,000	$64,000	$964,800	$535,200
$800,000	$64,000	$1,028,800	$471,200
$800,000	$64,000	$1,092,800	$407,200
$800,000	$64,000	$1,156,800	$343,200
$800,000	$64,000	$1,220,800	$279,200
$800,000	$64,000	$1,284,800	$215,200
$800,000	$64,000	$1,348,800	$151,200
$800,000	$64,000	$1,412,800	$87,200
$800,000	$64,000	$1,476,800	$23,200
$800,000	$59,920	$1,500,000	$0



Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2020	$200,000	$0	$0	$1,500,000
2021	$1,320,000	$105,600	$105,600	$1,394,400
2022	$2,260,000	$180,800	$286,400	$1,213,600
2023	$2,900,000	$232,000	$518,400	$981,600
2024	$3,180,000	$254,400	$772,800	$727,200
2025	$3,200,000	$256,000	$1,028,800	$471,200
2026	$3,200,000	$256,000	$1,284,800	$215,200
2027	$3,200,000	$251,920	$1,500,000	$0



